140 Scott Drive Menlo Park, California 94025 Tel: +1.650.328.4600 Fax: +1.650.463.2600 www.lw.com

March 24, 2017	FIRM / AFFILIATE OFFICES
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File No. 057353-0003

VIA FEDEX

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Pamela Long
Craig Slivka
Sherry Haywood

Re:	e.l.f. Beauty, Inc. Amendment No. 1 to Registration Statement on Form S-1
Filed on March 24, 2017
File No. 333-216720

Ladies and Gentlemen:

e.l.f. Beauty, Inc. (the “Company”) has filed Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-1 (File No. 333-216720) (the “Registration Statement”). The Company previously filed the Registration Statement with the Securities and Exchange Commission (the “Commission”) on March 15, 2017. Amendment No. 1 has been revised to reflect the Company’s responses to the comment letter to the Registration Statement received on March 22, 2017 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes ten copies of Amendment No. 1, five of which have been marked to show changes from the Registration Statement, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

March 24, 2017

General

1.	Please include all information not otherwise allowed to be omitted pursuant to Rule 430A of Regulation C of the Securities Act of 1933. We may have further comments once items that are currently blank, such as the number of shares in the offering, are completed.

Response: The Company respectfully acknowledges the Staff’s comment and has updated the Registration Statement accordingly.

2.	Please note that we may have comments on the legal opinion and other exhibits once they are filed. Please understand that we will need adequate time to review these materials before effectiveness.

Response: The Company respectfully acknowledges the Staff’s comment and has filed the required exhibits with Amendment No. 1.

Principal and Selling Stockholders, page 95

3.	Please provide the missing disclosure required by Item 507 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has updated the Registration Statement to include the information required by Item 507 of Regulation S-K.

Please do not hesitate to contact me by telephone at (650) 470-4887 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ John C. Williams

John C. Williams, Esq.

of LATHAM & WATKINS LLP

Attachment

cc:	Tarang P. Amin, e.l.f. Beauty, Inc.
John Bailey, e.l.f. Beauty, Inc.
Scott K. Milsten, Esq., e.l.f. Beauty, Inc.
Tad J. Freese, Esq., Latham & Watkins LLP
Kathleen M. Wells, Esq., Latham & Watkins LLP
Thomas Holden, Esq., Ropes & Gray LLP